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                              February 9, 2024

       Wa   el Hashad
       Chief Executive Officer
       Longeveron Inc.
       1951 NW 7th Avenue, Suite 520
       Miami, Florida 33136

                                                        Re: Longeveron Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2024
                                                            File No. 333-276745

       Dear Wa   el Hashad:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1, filed January 29, 2024

       Incorporation of Certain Information by Reference, page 71

   1. It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously
filed and future filings of Exchange Act reports. Because you have not yet filed your Form
10-K for your most recently completed fiscal year, December 31,
                                                        2023, it appears that
you have not satisfied the requirements of paragraph C of
                                                        that instruction.
Please either file your Form 10-K, including the information required by
                                                        Part III, or revise
your filing to include all disclosures required by Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wa   el Hashad
Longeveron Inc.
February 9, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224
with any questions.



                                                           Sincerely,
FirstName LastNameWa   el Hashad
                                                           Division of
Corporation Finance
Comapany NameLongeveron Inc.
                                                           Office of Life
Sciences
February 9, 2024 Page 2
cc:       Jennifer Minter
FirstName LastName